                                                   Exhibit 1


                                   [LOGO]


Contact: Douglas Duran              Marina Echavarria/Ashley Chapman
         Tevecap                    Ludgate Communications
         (011 55 11) 821-8554       (212) 688-5144

                  TEVECAP ANNOUNCES FIRST QUARTER 1997 RESULTS

Sao Paulo, May 27, 1997-- TEVECAP, S.A., (TVA) one of Brazil's largest and fastest growing pay television operators, today announced results for the first quarter ended March 31, 1997.

                         First Quarter 1997 Highlights

- Consolidated net revenues for 1Q97 reached US$67.2 million, representing a growth of 104% versus US$33 million in 1Q96, and a 1% growth versus US$66.3 million in 4Q96.

- Subscription revenue amounted to US$44.3 million in 1Q97, a growth of 103% versus US$21.8 million in 1Q96. Subscription revenue represented 66% of net revenue and increased by 17% when compared with US$37.7 million in 4Q96.

- Installation revenue amounted to US$17.5 million in 1Q97, a growth of 73% versus US$10.1 million in 1Q96, and a decrease of 22% versus US$22.3 million in 4Q96. Installation revenue represented 26% of net revenue for 1Q97.

- Direct operating expenses reached US$36.4 million in 1Q97, an 81% growth versus US$20.1 million in 1Q96 or a 5% growth versus US$34.6 million in 4Q96.

- Selling, general and administrative expenses for 1Q97 reached US$25.9 million, representing 39% of net revenue, compared with US$16 million during 1Q96 and US$29.9 million during 4Q96.

- EBITDA reached US$4.9 million in 1Q97, representing a growth of 262% versus a loss of US$3 million in 1Q96, or a growth of 164% compared with US$1.9 million in 4Q96.

- Adjusted EBITDA for 1Q97 reached US$9.2 million, representing a growth of 50% versus a US$6.2 million in 4Q96.

- Total Operating Expenses for 1Q97 amounted to US$72.8 million, a 2% decrease versus US$73.9 million in 4Q96.

- Net loss for 1Q97 was US$15.5 million, a 27% increase compared with a loss of US$12.2 million in 1Q96 and a 38% increase versus US$11.2 million in 4Q96.

- Capital expenditures (cash basis) amounted to US$38.8 million for 1Q97, a 49% increase versus US$26 million during 1Q96, and a 28% decrease versus US$54 million in 4Q96.

                              CONSOLIDATED RESULTS

Consolidated net revenues for the first three months ended March 31, 1997 reached US$67.2 million, versus US$66.3 million in the fourth quarter and US$33 million in the first quarter of 1996. The Company has more than doubled its revenues every year for the last three years. Revenues consist primarily of subscription, installation, advertising, indirect programming and other revenues, excluding taxes.

Subscription revenue contributed to 66% of net revenues, and amounted to US$44.3 million in the first quarter of 1997, up 103% from US$21.8 million in the first quarter of 1996 and US$37.7 in the fourth quarter of 1996. It can be broken down by distribution technology as follows: MMDS (64%), cable (11%), C-band (13%) and Ku-band (12%). Revenue increased as a result of an expanded subscriber base and a higher average monthly fee.

                           Subscription Revenue ($000)


TECHNOLOGY                 1Q97         %        1Q96         %         CHANGE%
----------               --------   --------   --------   ---------     -------
MMDS...........           28,399       64%      18,831       86%           51%
Cable..........            4,745       11%       1,136        5%          318%
C-Band.........            5,799       13%       1,867        9%          211%
Ku-band........            5,339       12%           0        0%           n/c
                         --------   --------   --------   ---------
Total..........           44,282      100%      21,834      100%          103%

                           Subscription Revenue ($000)


TECHNOLOGY                 1Q97         %        4Q96         %         CHANGE%
----------               --------   --------   --------   ---------     -------
MMDS...........           28,399       64%      27,097       72%           5%
Cable..........            4,745       11%       3,467        9%          37%
C-Band.........            5,799       13%       5,391       14%           8%
Ku-band........            5,339       12%       1,764        5%         203%
                         --------   --------   --------   ---------
Total..........           44,282      100%      37,719      100%          17%

Installation revenue contributed to 26% of net revenues, reaching US$17.5 million in 1Q97, versus US$22.3 million in 4Q96. This decrease is attributed to a reduction in the hook-up fee for KU-Band and C-Band.

Advertising revenue amounted to US$1.8 million in the first quarter of 1997, representing a 92% increase, versus US$1 million in the first quarter of 1996.

Indirect programming revenue in the first quarter of 1997 reached US$5.1 million, an increase of 308% versus US$1.3 million in the first quarter of the previous year. This revenue consists of payments made to the Company for the sale of its programming to affiliated companies and independent operators.

Direct operating expenses amounted to US$36.4 million for the first three months of 1997 versus US$34.6 million in the previous quarter, or a rise of 5%. Direct operating expenses as a percentage of revenue dropped from 61% in the first quarter of 1996 to 54% in the first quarter of 1997.

Selling, general and administrative expenses reached US$25.9 million, representing 39% of net revenue versus US$29.9 million in the fourth quarter of 1996. As a percentage of revenues, selling, general and administrative expenses decreased from 45% to 39% as a result of dilution of fixed expenses.

As a result, EBITDA reached US$4.9 million, an increase of 164% versus the US$1.9 million in the fourth quarter of 1996.

Adjusted EBITDA reached US$9.2 million, an increase of 50% versus US$ 6.2 million adjusted EBITDA for the fourth quarter of 1996. The positive EBITDA of US$9.2 million for the first quarter of 1997 represented a turnaround versus the loss of US$3 million during the first quarter of 1996. Adjusted EBITDA includes the deferment of KU band revenue of US$4.3 million for first quarter of 1997.

Depreciation and amortization for the first quarter of 1997 was US$10.4 million as compared with US$9.7 million in the previous quarter, and US$5.1 million in the first quarter of 1996. This includes depreciation of systems, equipment, installation materials, installation personnel and amortization of organizational costs and concessions.

Operating loss during the first quarter of 1997 was US$5.5 million, 27% less than the loss of US$7.6 million reported in the fourth quarter of 1996. The operating loss for the quarter was also 32% less than the loss of US$8.1 million in the first quarter of 1996.

Interest income reached US$5.0 million, versus US$2.3 million in the previous quarter, or an increase of 118%. Interest expenses were US$11.3 million, versus US$7.5 million in the fourth quarter of 1996, representing a 50% increase.

Equity in losses (income) of affiliates amounted to a loss of US$2.5 million in the first quarter of 1997 versus a loss of US$1.9 million in the previous quarter. That loss resulted from ESPN Brasil (US$1.9 million), TV Filme (US$449,000), and Canbras (US$205,000), and was offset by income from HBO (US$38,000).

Other non-operating expenses amounted to US$763,000 versus income of US$3.3 million in the fourth quarter of 1996. The unusually high income in the fourth quarter was due to a capital gain from TV Filme's equity offering issued in 1996.

Minority interest amounted to US$191,000, representing the minority shareholder's portion of the US$1 million aggregate losses of TVA Sul.

As a result, net loss for the first three months ended March 31, 1997 was US$15.5 million versus a net loss of US$11.2 million reported in the fourth quarter of 1996 and US$12.2 million reported in the first quarter of 1996.

Capital expenditures (cash basis) for the first quarter of 1997 amounted to US$38.8 million, a 28% decrease from US$54 million in the previous quarter. Funds were directed mainly to: purchase decoders for all distribution systems; implement internal networks for MMDS and cable; and cable network build-out, mainly in Sao Paulo and Curitiba.

                             SUBSCRIBER PERFORMANCE

Total subscriber base for the first quarter of 1997 totaled 1,093,677, a 9% growth versus the previous quarter, and an increase of 61% versus the first quarter of 1996.

Owned systems, or proprietary systems, grew to 394,493 subscribers due the higher maturity systems of cable and DBS. The Company emphasized the strategic development of cable service, reaching 1.369 kilometers of cable.

Through independent operators, Tevecap reached 605,606 subscribers as of March 31, 1997, compared with 564,499 subscribers during the previous quarter, and 401,744 subscribers in the first quarter of 1996. The number of subscribers through independent operators increased by 7%, from the first quarter of 1997 and the fourth quarter of 1996, representing an additional 41,107 households between the fourth quarter of 1996 and the first quarter of 1997.

The table below outlines the number of subscribers at March 31, 1997 and March 31, 1996 for owned systems according to different distribution technologies as well as the number of households which receive TVA programming through operating ventures and independent operators:

                             Subscriber Base -- Total

                                  1Q97       1Q96       CHANGE %
                                --------   --------     --------
MMDS.......................      230,002    194,589         18%
Cable......................       57,263     16,645        244%
Digital C-band.............       58,821     22,122        166%
Ku-band....................       48,407         --          --
                                --------   --------
Total Owned Systems........      394,493    233,356         69%
Operating Ventures*........       93,578     44,768        109%
Independent Operators......      605,606    401,744         51%
                                --------   --------
Households Receiving
TVA Programming............    1,093,677    679,868         61%

* Represents 100% of subscribers; on an equity subscriber basis there were 6,402 subscribers at March 31, 1996 and 13,955 subscribers at December 31, 1996 and 16,187 subscribers at March 31, 1997.

                             REVENUES BY OPERATION

The table below outlines consolidated net revenue for the first quarter ended March 31, 1997 and 1996 and the fourth quarter ended December 31, 1996 for owned systems by operation:

                      Consolidated Net Revenue by Operation

                           1Q97    4Q96   % CHANGE   1Q97    1Q96   % CHANGE
                          ------  ------  --------  ------  ------  --------
TVA Sao Paulo.........    17,656  19,030     (7%)   17,656  14,290      24%
TVA Rio de Janeiro....    10,436   9,437     11%    10,436   6,396      63%
TVA Sul...............     5,654   4,300     31%     5,654   1,941     191%
Digital C-Band........     8,848  10,017    (12%)    8,848   7,269      22%
Ku-Band...............    15,707  13,336     18%    15,707       0      n/c
                          ------  ------            ------  ------
Total.................    58,301  56,120      4%    58,301  29,896      95%

TVA Sao Paulo: Net revenues amounted to US$17.7 million in the first quarter of 1997, down 7% compared with US$19 million in the previous quarter. This decrease was due to a fewer number of installations and a reduction in the average hook-up fee . At March 31, 1997, the subscriber base totaled 147,239, comprising both MMDS and cable systems, a 7% growth over the same period of 1996 and a minor decrease by less than 1% versus the fourth quarter of 1996 which had a subscriber base of 148,149. At the end of the first quarter of 1997, the cable network extended approximately 245 Km, connecting approximately 67,849 homes.

TVA Rio: Net revenues amounted to US$10.4 million, an increase of 11% versus the previous quarter and 63% higher than US$6.4 million during the first quarter of 1996. At the end of the first quarter of 1997, the subscriber base reached 84,573, a 6% growth over the previous quarter's subscriber base of 79,928. This solid performance was achieved despite the growing cable competition in this region.

TVA Sul: Net revenues amounted to US$5.7 million, 31% higher than US$4.3 million in the previous quarter and 191% higher than the first quarter of 1996. As of March 31, 1997, subscriber base was 55,453, a 15% growth over the previous quarter. The MMDS system in Curitiba, increased 13% to 26,620 subscribers.

C Band: Net revenues amounted to US$8.8 million, a 12% decline versus US$10 million in the previous quarter primarily as a result of reduction in the average hook-up fee. The subscriber base increased by 18% from 49,858 to 58,821 subscribers between the fourth quarter of 1996 and the first quarter of 1997. TVA is the only pay television operator to deliver a digital C-band signal in Brazil, offering 26 channels (including nine second audio programming "SAP" channels) to the whole country. By comparison, TVA's only significant C-band competitor offers six analog channels.

DirecTV: Net revenues amounted to US$15.7 million in the first quarter of 1997, representing an increase of 18% versus the US$13.3 million in the previous quarter. The subscriber base increased by 108% compared with the previous quarter, amounting to 48,407 subscribers. TVA, through Galaxy Brasil, launched Brazil's first Ku-band service in July 1996 in a limited regional roll-out in the Sao Paulo area. The company became fully operational in November 1996 when it began a nationwide publicity campaign supported by a network of trained installers.

                               OPERATING VENTURES

Through the operating ventures, TVA has minority interests in two pay television operators, Canbras and TV Filme, which served 93,578 subscribers as of March 31, 1997, as outlined in the table below:

                          Subscriber Base-Ventures (*)

                         1Q 97     1Q 96    CHG%     1Q 97     4Q 96     CHG%
                        -------   -------  ------   -------   -------   ------
Canbras........         12,928         --    n/c    12,928     8,126      59%
Brasilia.......         52,256     30,787    70%    52,256    50,602       3%
Goiania........         11,258      6,223    81%    11,258    10,426       8%
Belem..........         17,136      7,758   121%    17,136    16,102       6%
TV Filme.......         80,650     44,768    80%    80,650    77,130       5%
                        -------   -------           -------   -------
Total..........         93,578     44,768   109%    93,578    85,256      10%

(*)  Represents only paying subscribers

                              FINANCIAL SITUATION

Total debt reached US$280.7 million as of March 31, 1997, 11% of which was due in short term representing the refinancing of certain suppliers payable (US$19.3 million) and the accrued interest on the High Yield (US$11.0 million). The remaining US$ 250.4 million was the principal amount of the High Yield.

TVA is one of Brazil's largest and fastest growing pay-TV operators reaching over one million households. TVA's current owners are Abril, 56.5%; Falcon International, 14.2%; Hearst, 10%; ABC, 10%; and CMIF, 9.3%. The company uses five technologies: MMDS, cable, digital KU band, digital C-band and UHF. TVA is also the country's largest Pay-TV programming distributor, reaching over 1 million households. In conjunction with Abril, TVA has formed strategic alliances and programming partnerships to deliver Brazil's branded versions of channels ESPN, HBO, MTV, CMT and BRAVO in Portuguese. TVA's partners include Falcon International Communications, Disney/ABC, The Hearst Corporation, The Chase Manhattan Bank, US West and Hughes Communications.

Abril Group is Latin America's largest publishing and printing company. Of the 10 highest circulating magazines in Brazil, nine are published by Editora Abril, the company's publishing division. The company publishes 200 magazines in Brazil, nine in Portugal and four in Argentina. It pioneered the development of electronic media in Brazil with the launch of TVA, Brazil's first subscription television operation. It is the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America
                                (Tables Follow)

                                  TEVECAP S.A.
                    First Quarter Consolidated Balance Sheet
                             For the Periods Ended
                     March 31, 1997 and December 31, 1996
                          (in thousands of US dollars)

                                           MARCH 31     DEC 31         %
                                             1997        1996       CHANGE
                                          ----------  ----------  -----------
Cash and cash equivalents...............      65,066     104,801         (38%)
Accounts receivable, net................      35,928      32,296          11%
Inventories.............................      16,906      13,095          29%
Film exhibition rights..................         856       1,061         (19%)
Prepaid and other assets................       4,058       1,914         112%
Other accounts receivable...............       4,443       5,105         (13%)
                                          ----------  ----------  -----------
Total current assets....................     127,257     158,272         (20%)
                                          ----------  ----------  -----------
Property, plant and equipment...........     260,284     233,612          11%
Investments
-Equity affiliates......................       9,454       9,227           2%
-Cost basis investees...................      23,734      14,766          61%
-Concessions, net.......................      16,710      17,574          (5%)
Loans to related companies..............      16,693      15,308           9%
Prepaid expenses........................       8,379       7,990           5%
Other...................................       2,154       2,422         (11%)
                                          ----------  ----------  -----------
Total assets............................     464,665     459,171           1%
                                          ----------  ----------  -----------
                                          ----------  ----------  -----------
Short-term bank loans...................      30,279      17,361          74%
Film suppliers..........................      10,955       7,012          56%
Other suppliers.........................      51,984      52,932          (2%)
Taxes payable other than income taxes...       8,843       8,999          (2%)
Accrued payroll and related
 liabilities............................       7,163       6,141          17%
Advances payments received
 from subscribers.......................       6,303       6,782          (7%)
Other accounts payable..................       8,107       8,952         (10%)
                                          ----------  ----------  -----------
Total current liabilities...............     123,634     108,179          14%
                                          ----------  ----------  -----------
Long term bank loans....................     250,456     250,464
Loans from related companies............       2,670       4,610         (42%)
Loans from shareholders.................       3,228          23       13935%
Provision for claims....................       4,547       5,039         (10%)
Liability to fund joint venture and
 equity investee........................       1,391       1,107          26%
Deferred hook up fee revenue............       9,224       4,883          89%
                                          ----------  ----------  -----------
Total long-term liabilities.............     271,516     266,126           2%
                                          ----------  ----------  -----------
Minority interest.......................       1,589       1,779         (11%)
Paid-in-capital.........................     287,962     287,962
Accumulated deficit.....................    (220,036)   (204,875)          7%
                                          ----------  ----------  -----------
Total shareholder's equity..............      67,926      83,087         (18%)
                                          ----------  ----------  -----------
Total liabilities and shareholders'
 equity.................................     464,665     459,171           1%
                                          ----------  ----------  -----------
                                          ----------  ----------  -----------

                                  TEVECAP S.A.
                    First Quarter Consolidated Balance Sheet
                             For the Periods Ended
                            March 31, 1997 and 1996
                          (in thousands of US dollars)

                                           MARCH 31    MARCH 31       %
                                             1997        1996       CHANGE
                                          ----------  ----------  -----------
Cash and cash equivalents...............      65,066         560       11519%
Accounts receivable, net................      35,928      11,689         207%
Inventories.............................      16,906      15,984           6%
Film exhibition rights..................         856         405         111%
Prepaid and other assets................       4,058         646         528%
Other accounts receivable...............       4,443       4,730          (6%)
                                          ----------  ----------  -----------
Total current assets....................     127,257      34,014         274%
                                          ----------  ----------  -----------
Property, plant and equipment...........     260,284     141,479          84%
Investments
-Equity affiliates......................       9,454       4,584         106%
-Cost basis investees...................      23,734      13,266          79%
-Concessions, net.......................      16,710       7,768         115%
Loans to related companies..............      16,693      12,157          37%
Prepaid expenses........................       8,379      --             n/c
Other...................................       2,154       3,584         (40%)
                                          ----------  ----------  -----------
Total assets............................     464,665     216,852         114%
                                          ----------  ----------  -----------
Short-term bank loans...................      30,279         454        6569%
Film suppliers..........................      10,955       6,641          65%
Other suppliers.........................      51,984      47,248          10%
Taxes payable other than income taxes...       8,843       6,872          29%
Accrued payroll and related
 liabilities............................       7,163       5,235          37%
Advances payments received
 from subscribers.......................       6,303       4,837          30%
Other accounts payable..................       8,107       1,248         550%
                                          ----------  ----------  -----------
Total current liabilities...............     123,634      72,535          70%
                                          ----------  ----------  -----------
Long term bank loans....................     250,456      --             n/c
Loans from related companies............       2,670      13,983         (81%)
Loans from shareholders.................       3,228       2,887          12%
Provision for claims....................       4,547       3,660          24%
Liability to fund joint venture and
 equity investee........................       1,391       4,665         (70%)
Deferred hook up fee revenue............       9,224      --             n/c
                                          ----------  ----------  -----------
Total long-term liabilities.............     271,516      25,195         978%
                                          ----------  ----------  -----------
Minority interest.......................       1,589      --             n/c
Paid-in-capital.........................     287,962     287,962
Accumulated deficit.....................    (220,036)   (168,840)         30%
                                          ----------  ----------  -----------
Total shareholder's equity..............      67,926     119,122         (43%)
                                          ----------  ----------  -----------
Total liabilities and shareholders'
 equity.................................     464,665     216,852         114%
                                          ----------  ----------  -----------
                                          ----------  ----------  -----------

                                TEVECAP S.A.
               First Quarter Consolidated Statement of Income
                            For the Periods Ended
                           March 31, 1997 and 1996
                        (in thousands of US dollars)

                                           % NET                % NET       %
                                 1Q97     REVENUE     1Q96     REVENUE    CHANGE
                                ------   ---------   ------   ---------   ------
Monthly subscriptions.......    44,282       66%     21,834       66%       103%
Installation................    17,456       26%     10,078       31%        73%
Advertising.................     1,810        3%        941        3%        92%
Indirect programming........     5,115        8%      1,255        4%       308%
Other.......................     3,854        6%      1,067        3%       261%
                              --------      ---    --------      ---        ---
Gross revenues..............    72,517      108%     35,175      107%       106%
Revenue taxes...............    (5,286)      (8%)    (2,170)      (7%)      144%
                              --------      ---    --------       ---       ---
Net revenue.................    67,231      100%     33,005       100%      104%
Direct operating expenses...    36,438       54%     20,080        61%       81%
Selling, general and
 administrative expenses....    25,891       39%     15,952        48%       62%
                              --------      ---    --------       ---       ---
EBITDA......................     4,902        7%     (3,027)       (9%)     n/c
Allowance for inventory
 and obsolescence...........        38        0%         --        --       n/c
Depreciation and
 amortization...............    10,397       15%      5,097        15%      104%
                              --------      ---    --------       ---       ---
Operating loss..............    (5,533)      (8%)    (8,124)      (25%)     (32%)
Interest income.............     5,035        7%      1,396         4%      261%
Interest expenses...........   (11,316)     (17%)    (1,088)       (3%)     940%
Translation (loss) gain.....      (610)      (1%)       (77)        0%      692%
Equity income (losses)
 of affiliates..............    (2,466)      (4%)    (3,222)      (10%)     (23%)
Other nonoperating
 (expenses) income, net.....      (763)      (1%)    (1,156)       (4%)     (34%)
                              --------      ---    --------       ---       ---
Loss before income taxes and
 minority interest..........   (15,653)      (23%)  (12,271)      (37%)      28%
Income taxes
Minority interest...........       191         0%       119         0%       61%
                              --------      ---    --------       ---       ---
Net income (loss)...........   (15,462)      (23%)  (12,152)      (37%)      27%
                              --------      ---    --------       ---       ---
                              --------      ---    --------       ---       ---

                                  TEVECAP S.A.
                First Quarter Consolidated Statement of Income
                             For the Periods Ended
                     March 31, 1997 and December 31, 1996
                          (in thousands of US dollars)

                                           % NET                % NET       %
                                 1Q97     REVENUE     4Q96     REVENUE    CHANGE
                                ------   ---------   ------   ---------   ------
Monthly subscriptions.......    44,282       66%     37,719       57%        17%
Installation................    17,456       26%     22,321       34%       (22%)
Advertising.................     1,810        3%      2,170        3%       (17%)
Indirect programming........     5,115        8%      6,099        9%       (16%)
Other.......................     3,854        6%      2,900        4%        33%
                             ---------      ---   ---------      ---        ---
Gross revenues..............    72,517      108%     71,209      107%         2%
Revenue taxes...............    (5,286)      (8%)    (4,866)      (7%)        9%
                             ---------       ---   ---------     ---        ---
Net revenue.................    67,231       100%     66,343     100%         1%
Direct operating expenses...    36,438        54%     34,567      52%         5%
Selling, general and
 administrative expenses....    25,891        39%     29,919      45%       (13%)
                             ---------       ---   ---------     ---        ---
EBITDA......................     4,902         7%      1,857       3%       164%
Allowance for inventory
 and obsolescence...........        38         0%       (243)      0%      (116%)
Depreciation and
 amortization...............    10,397        15%      9,669      15%         8%
                             ---------       ---   ---------     ---        ---
Operating loss..............    (5,533)       (8%)    (7,569)    (11%)      (27%)
Interest income.............     5,035         7%      2,312       3%       118%
Interest expenses...........   (11,316)      (17%)    (7,544)    (11%)       50%
Translation (loss) gain.....      (610)       (1%)       (64)      0%       853%
Equity income (losses) of
 affiliates.................    (2,466)       (4%)    (1,890)     (3%)       30%
Other nonoperating
 (expenses) income, net.....      (763)       (1%)     3,326       5%      (123%)
                             ---------       ---   ---------     ---        ---
Loss before income taxes
 and minority interest......   (15,653)      (23%)   (11,429)    (17%)       37%
Income taxes................                             (51)      0%      (100%)
Minority interest...........       191         0%        316       0%       (40%)
                             ---------       ---   ---------     ---        ---
Net income (loss)...........   (15,462)      (23%)   (11,164)    (17%)       38%
                             ---------       ---   ---------     ---        ---
                             ---------       ---   ---------     ---        ---